Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF DEFICIENCY OF
EARNINGS TO FIXED CHARGES AND RATIO OF DEFICIENCY OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands)

     The following table sets forth our ratio of earnings to fixed charges and ratio of combined fixed charges and preferred dividends to deficiency of earnings for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred dividends indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

	Nine Months Ended	Year Ended December 31,
	September 30, 2005	2004	2003	2002	2001	2000
Loss before income taxes	$(47,668)	$(57,662)	$(43,108)	$(28,029)	$(17,111)	$(9,420)
Add: Fixed Charges	294	564	800	214	117	43

Deficiency of earnings, as adjusted	$(47,374)	$(57,098)	$(42,308)	$(27,815)	$(16,994)	$(9,377)

Fixed Charges:
Interest expense	$111	$305	$569	$124	$62	$9
Amortized discount related to indebtedness	103	138	138	4	4	3
Interest expense on portion of rent	80	121	93	86	51	31

Total Fixed Charges	$294	$564	$800	$214	$117	$43

Preferred dividends	—	—	53,123	14,684	607	3,696

Total Combined Fixed Charges and Preferred dividends	$294	$564	$53,923	$14,898	$724	$3,739

Deficiency of earnings available to cover fixed charges	$(47,668)	$(57,662)	$(43,108)	$(28,029)	$(17,111)	$(9,420)
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$(47,668)	$(57,662)	$(96,231)	$(42,713)	$(17,718)	$(13,116)